Securities and Exchange Com SEC
Trading and Markets

AN

19011188

NOV 29 2019

RECEIVED

PART III

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SEC FILE NUMBER
8-20267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 (MM/DD/YY) AND ENDING 09/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Fazer Lanier company Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Water Street
(No. and Street)

Montgomery (City) AL (State) 36103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan S. Waldrop (334)265-8483
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PBMares, LLP
(Name – *if individual, state last, first, middle name*)

725 Jackson St Suite 210 (Address) Fredericksburg (City) Virginia (State) 22401 (Zip Code)

SEC Mail Processing
NOV 29 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RAS

OATH OR AFFIRMATION

I, S. Ashton Stuckey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Frazer Lanier Company, Incorporated, as of September 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Vice Chairman

Title

Notary Public

MELISSA T BOYLE
My Commission Expires
April 12, 2022

STATE OF ALABAMA NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Frazer Lanier Company, Incorporated
September 30, 2019
Financial Report

Filed Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

PBMares

ASSURANCE, TAX & ADVISORY SERVICES

The Frazer Lanier Company, Incorporated

Index

PBMares

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
The Frazer Lanier Company, Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Frazer Lanier Company, Incorporated (the Company) as of September 30, 2019, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company has changed its method of accounting for revenue in fiscal year 2019 due to the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I - III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of The Frazer Lanier Company, Incorporated's financial statements. The Supplemental Information is the responsibility of The Frazer Lanier Company, Incorporated's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I - III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

PBMares, LLP

Fredericksburg, Virginia
November 25, 2019

The Frazer Lanier Company, Incorporated
Statement of Financial Condition
September 30, 2019

Assets

	Allowable	Non Allowable	Total
Cash and Cash Equivalents	$ 1,092,061	$ 121	$ 1,092,182
Cash Segregated in Compliance with Federal and Other Regulations	15	-	15
Certificates of Deposit	2,013,586	-	2,013,586
Property and Equipment, Net	-	129,124	129,124
Other Assets			
Dividends and interest receivable	-	18,299	18,299
Note receivable from officer	-	160,000	160,000
Remarketing fees receivable	-	91,254	91,254
Accounts receivable from underwriting transactions	-	611,490	611,490
Investment in partnership	-	469,331	469,331
Other assets	-	21,976	21,976
Total assets	$ 3,105,662	$ 1,501,595	$ 4,607,257

See accompanying notes to financial statements.

Liabilities And Stockholders' Equity

		A. I. Liabilities		Non A. I. Liabilities		Total
Liabilities						
Accounts payable						
Trade	$	114,885	$	-	$	114,885
Other broker dealers		35,216		-		35,216
Income taxes payable		49,041		-		49,041
Deferred income taxes		-		34,000		34,000
Deferred revenue		264,869		-		264,869
Dividends payable		100,007		-		100,007
Accrued expenses and other liabilities		1,420,857		-		1,420,857
Total liabilities	$	1,984,875	$	34,000	$	2,018,875
Stockholders' equity						
Common stock						
Class A, voting, $1 par value; authorized 3,000 shares, 2,118 shares issued and outstanding					$	2,118
Class B, nonvoting, $1 par value; authorized 1,000 shares, 556 shares issued, including 29 shares in treasury						556
Additional paid-in capital						267,107
Retained earnings						2,350,501
						2,620,282
Cost of treasury stock - 29 shares						(31,900)
Total stockholders' equity						2,588,382
Total liabilities and stockholders' equity					$	4,607,257

See accompanying notes to financial statements.

The Frazer Lanier Company, Incorporated
Statement of Operations
For the Year Ended September 30, 2019

Revenue	
Underwriting transactions	
Municipal	$ 2,695,063
Unregistered Offerings	1,615,235
Remarketing fees	2,211,183
Interest and dividend income	42,267
Total revenue	6,563,748
Expenses	
Employee compensation and benefits	4,702,284
Office expenses	73,246
Occupancy and equipment costs	441,626
Promotional costs	732,777
Regulatory fees and expense	39,716
Other expenses	268,083
Total expenses	6,257,732
Income Before Income Taxes and Equity in Loss of Partnership	306,016
Income Tax Expense	60,004
Income Before Equity in Loss of Partnership	246,012
Equity in Loss of Partnership	269,327
Net Loss	$ (23,315)

See accompanying notes to financial statements.

The Frazer Lanier Company, Incorporated
Statement Of Changes In Stockholders' Equity
For the Year Ended September 30, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at September 30, 2018	$ 2,674	$ 267,107	$ 2,473,823	$ (31,900)	$ 2,711,704
Net Loss	-	-	(23,315)	-	(23,315)
Dividends Declared	-	-	(100,007)	-	(100,007)
Balance at September 30, 2019	$ 2,674	$ 267,107	$ 2,350,501	$ (31,900)	$ 2,588,382

See accompanying notes to financial statements.

The Frazer Lanier Company, Incorporated
Statement of Cash Flows
For the Year Ended September 30, 2019

Cash Flows Provided By (Used In) Operating Activities	
Net loss	$ (23,315)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	18,533
Equity in loss from partnership	269,327
Provision for deferred income taxes	10,000
Interest on certificates of deposit reinvested	(15,784)
Net change in	
Dividends and interest receivable	(10,519)
Receivables	(564,834)
Income taxes receivable	1,887
Other assets	20,687
Accounts payable and accrued expenses	(22,494)
Income taxes payable	49,041
Deferred revenue	133,030
Net cash used in operating activities	(134,441)
Cash Flows Provided By (Used In) Investing Activities	
Investment in partnership	(15,010)
Issuance of note receivable from officer	(160,000)
Purchases of equipment	(29,622)
Net cash used in investing activities	(204,632)
Cash Flows Provided By (Used In) Financing Activities	
Dividends paid	(100,007)
Net cash used in financing activities	(100,007)
Net Decrease In Cash and Cash Equivalents	(439,080)
Cash and Cash Equivalents at Beginning Of Year	1,531,277
Cash and Cash Equivalents at End Of Year	$ 1,092,197
Supplemental Disclosures Of Cash Flows Information	
Cash received during the year for	
Income taxes	$ (924)
Supplemental schedule of noncash financing transactions	
Dividends payable	$ 100,007

See accompanying notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of operations - The Frazer Lanier Company, Incorporated (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory and is headquartered in Alabama.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Certificates of deposit – The Company invests in negotiable and nonnegotiable certificates of deposit at various banks, with original maturities greater than three months.

Receivables - Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded no allowance for doubtful accounts was necessary as of September 30, 2019.

Recognition of Revenue and Expenses - Effective October 1, 2018, the Company implemented the provisions of the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers* and all related amendments (Topic 606) using the full retrospective method. The implementation of this new guidance did not change the Company's stockholders' equity as previously reported for 2018.

Revenue from contracts with customers is recognized when the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. Revenues are also analyzed to determine whether the Company acts as the principal (i.e. reports revenue on a gross basis) or agent (i.e. reports revenue on a net basis) in the arrangement with the customer. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Underwriting – The Company's contracts with customers are based on underwriting services offered on a firm-commitment basis or best-efforts basis. The underwriting service is considered a single performance obligation which is satisfied on the trade date. Revenue is recognized on the trade date. The Company acts as the sole underwriter for most of its underwriting transactions. When the Company is the lead underwriter for a syndicate, revenue is recognized net of syndicate revenue and expenses, if any. For the years ended September 30, 2019, all revenue was recognized as net.

Remarketing fees – The Company acts as an agent under remarketing agreements with issuers. The Company's performance obligations are the determination of interest rates for debt securities and to remarket the securities tendered back to the issuer on a best-efforts basis. The performance obligations are satisfied over time and revenue is recognized over the term of the contract as a fee for professional service. Fees are established in the contracts, generally in annual terms. Fees received in advance of the contract period are deferred and amortized to revenue over the established term.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification (ASC). Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with tax positions are recognized in the statement of operations if material.

Property and equipment - Depreciation of furniture and equipment is computed principally on the straight-line basis for financial reporting purposes and by accelerated methods for income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation and amortization on assets are indicated below.

Leasehold improvements	5 - 31.5 years
Furniture and office equipment	5 - 10 years

The Company considers property and equipment for impairment when events or circumstances indicate the fair value may be less than the carrying value.

Commitments - In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments that were open at September 30, 2019 and were subsequently settled.

Recent accounting pronouncements - In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842),* which amended existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date (1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) A right of use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, *Revenue from Contracts with Customers*. This ASU will be effective for the fiscal year ending September 30, 2020. The Company is currently evaluating the impact the adoption of this guidance will have on its financial statements.

Note 2 - Concentrations of Risk

The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 3 - Cash and Securities Segregated Under Federal and Other Regulations
Cash of $15 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC and is included in cash and cash equivalents on the statement of financial condition.

Note 4 - Subordinated Liabilities
At September 30, 2019, the Company had no liabilities subordinated to the claims of general creditors.

Note 5 - Property and Equipment
Furniture, equipment, and leasehold improvements consist of the following as of September 30, 2019:

Leasehold improvements	$ 53,963
Furniture and office equipment	591,374
	645,337
Less accumulated depreciation and amortization	(516,213)
Totals	$ 129,124

Note 6 - Investment in Partnership
The Company has a 50% investment in CMFL, LLC and it is recorded using the equity method. The Company contributed $15,010 for the year ended September 30, 2019. The table below summarizes various financial information for the partnership as of September 30:

Revenue	$ 84,000
Expense	600,625
Assets	940,473
Liabilities	-

The Company entered into a one year aircraft dry lease agreement with CMFL, LLC beginning February 2018 due in monthly installments of $3,500. At expiration of the lease, it may be renewed for another year under the same terms, unless terminated by the Company. The lease was renewed in February 2019. Future minimum lease payments under this lease total $14,000 for the year ended September 30, 2020. The Company is responsible for the direct costs of operating the aircraft for the Company's use and its allowable share of other costs as outlined in the operating agreement.

Note 7 - Lines Of Credit - Bank
The Company has a $750,000 revolving line of credit with Sterling Bank under which no draws were outstanding at September 30, 2019. The line of credit is secured by certain Company certificates of deposit with a market value of $750,000 at September 30, 2019. The line of credit was renewed on October 2, 2018, bearing interest at a fixed rate of 4.50%, with maturity on October 2, 2020.

The Company has a credit facility with Synovus Bank which includes a daylight overdraft facility and line of credit. The revolving credit facility matured on November 16, 2019. This credit facility has a maximum borrowing limit of $125,000,000, bears interest at the 30 day LIBOR plus 350 basis points, which was 5.52% at September 30, 2019, and is secured by municipal securities returned to the Bank's Depository Trust Company account and personal guarantees. In addition, the Company must maintain a minimum net worth of at least $2,500,000. The Company has no draws outstanding at September 30, 2019 under this facility. On November 15, 2019 the Company, guarantors and bank caused the First Amendment to Revolving Credit Agreement to be duly executed with an extended maturity date of November 16, 2022.

Note 8 - Leases

In addition to the aircraft lease discussed in Note 6, the Company subleases office space. The lease agreement expired on September 30, 2019. The Company has signed a new lease with the lessor through September of 2026. Lease expense totaled $140,460 for the year ending September 30, 2019.

The Company has another office with a lease expiring August 2024. Lease expense under this agreement totaled $32,313 for the year ending September 30, 2019.

The Company entered into a lease for another of its offices during 2019. It expires in September of 2020. Lease expense under this agreement totaled $4,432 for the year ending September 30, 2019.

The Company has multiple leases on automobiles through 2023 with an annual expense in 2019 of approximately $88,000.

The future minimum lease payments are as follows:

2020	$ 234,033
2021	220,234
2022	200,755
2023	170,474
2024	166,474
Thereafter	284,092
	$ 1,276,062

Note 9 - Income Taxes

Net deferred tax assets and liabilities consist of the following components as of September 30, 2019:

Deferred Tax Liabilities	
Depreciation timing differences	$ (18,000)
Investment in CMFL, LLC	(37,000)
Deferred Tax Assets	
Accrued expenses	21,000
Net deferred tax liability	$ (34,000)

The provision for income taxes for the year ended September 30, 2019 consists of the following:

Deferred income tax expense	$ 10,000
Current income tax expense	
Federal	39,960
State	10,044
Total income tax expense	$ 60,004

The income tax provision differs from the amount of income tax determined by applying the federal income tax rate to pretax income for the year ended September 30, 2019 primarily due to nondeductible expenses.

Note 10 - Retirement Plan

The Company has a defined contribution retirement plan covering substantially all employees. For 2019 the Company made safe harbor matching contributions totaling $89,079. Profit sharing contributions to the plan are authorized by the Board of Directors at its discretion. None were approved during 2019.

Note 11 - Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2019, the Company had net capital and net capital requirements of $1,047,749 and $250,000, respectively. The Company's percentage of aggregate indebtedness to net capital was 189%. The ratio of aggregate indebtedness to net capital may not exceed 1500.00%.

Note 12 - Receivable from Related Party

At September 30, 2019, the note receivable consisted of a $160,000 note receivable from one officer. The note has scheduled annual principal payments of $50,000 due on September 30, 2020, $50,000 due on September 2021, and $60,000 due on September 30, 2022, plus variable interest at a maximum of 5.25%. The interest earned on related party receivable during the year ended September 30, 2019 was $990.

The Frazer Lanier Company, Incorporated
Schedule I - Computation of Net Capital Pursuant to Rule 15C3-1 (X-17A-5)
As of September 30, 2019

	Focus - Part II Quarter Ended September 30, 2019	Adjustments	Annual Financial Statements at September 30, 2019
Computation of Net Capital			
Total stockholders' equity from statement of financial condition	$ 2,937,934	$ (349,552)	$ 2,588,382
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	1,473,965	27,630	1,501,595
Total deductions and/or charges	1,473,965	27,630	1,501,595
Net capital before haircuts on securities positions	1,463,969	(377,182)	1,086,787
Haircuts on securities:			
Marketable investments	39,038	-	39,038
Total haircuts on securities	39,038		39,038
Net capital	1,424,931	(377,182)	1,047,749
Minimum net capital requirement	250,000		250,000
Excess net capital	$ 1,174,931	$ (377,182)	$ 797,749
Computation of Aggregate Indebtedness			
Total aggregate indebtedness liabilities from statement of financial condition	$ 1,617,694	$ 367,181	$ 1,984,875
Total aggregate indebtedness	$ 1,617,694	$ 367,181	$ 1,984,875
Percentage of aggregate indebtedness to net capital	114%	76%	189%

The adjustments are due to an adjustment to nonallowable receivables and adjustments for income taxes payable, deferred income taxes, and accrued expenses recorded after preparation of Focus report.

The Frazer Lanier Company, Incorporated
Schedule II - Computation for Determination of Reserve Requirements
For Broker-Dealers Under Rule 15C3-3 (X-17A-5)
As of September 30, 2019

Credit Balances	
Free credit balances and other credit balances in customer security accounts	NONE
Debit balances in customers' accounts, less unsecured accounts and accounts doubtful of collection	NONE
Reserve Computation	
Excess of total credits over total debits	NONE
105% of total credits over total debits	N/A
Amount held on deposit in "Reserve Bank Account," end of reporting period	$ 15
Net amount in reserve bank account after deposit	$ 15
Date of deposit	N/A

There were no differences between the reserve requirements as shown on the Focus Report - Part II for the quarter ended September 30, 2019 and the financial statements as required by Rule 17a-5.

The Frazer Lanier Company, Incorporated
Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15C3-3 (X-17A-5)
As of September 30, 2019

State the market valuation and the number of items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	NONE
Number of items	NONE
Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of items	NONE

THE FRAZER LANIER COMPANY, INCORPORATED

REPORT ON COMPLIANCE

SEPTEMBER 30, 2019

PBMares[SM]

ASSURANCE, TAX & ADVISORY SERVICES

THE FRAZER LANIER COMPANY

INCORPORATED

INVESTMENT BANKERS

REPORT ON COMPLIANCE

In accordance with 17 C.F.R. § 240.17a-5, Management of The Frazer Lanier Company, Incorporated (the Company) has prepared the following report on compliance with the net capital rule and the reserve requirement rule. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we are exempt from making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

As part of our report, the Company asserts:

1. As of, and for the year ended, September 30, 2019, the Company maintained effective Internal Control over Compliance. In addition, the Company was in compliance with 17 C.F.R. § 240.15c3-1 (the net capital rule) and 17 C.F.R. § 240.15c3-3(e) (the reserve requirement rule) as of September 30, 2019.

2. The information the Company used to state whether it was in compliance with the net capital rule and the reserve requirement rule was derived from the books and records of the Company.

3. The Company is responsible for the assertions in this report and the selection of the criteria against which our assertion is being evaluated.

4. The criteria are the net capital rule, reserve requirement rule, and 17 C.F.R. § 240.17a-13 (collectively, the financial responsibility rules) and we understand that we are responsible for determining that such criteria are appropriate for our purposes.

5. The Company is responsible for establishing and maintaining a system of internal control with the objective of providing the Company with reasonable assurance that any instances of non-compliance with the financial responsibility rules will be prevented or detected on a timely basis.

6. No events or transactions have occurred subsequent to September 30, 2019 that would require adjustment to, or disclosure in, the presentation of the compliance report.

Signature: ____________________

POST OFFICE BOX 5190
MONTGOMERY, AL 36103

TELEPHONE 334 265-8483
1-800-223-2631
FAX 334 265-8524

300 WATER STREET
MONTGOMERY, AL 36104

PBMares

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
The Frazer Lanier Company, Incorporated

We have examined The Frazer Lanier Company, Incorporated's (the Company) statements, included in the accompanying Report on Compliance, that (a) the Company's internal control over compliance was effective during the most recent fiscal year ended September 30, 2019; (b) the Company's internal control over compliance was effective as of September 30, 2019; (c) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2019; and (d) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or applicable rules of the Financial Industry Regulatory Authority, Inc. (FINRA) will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended September 30, 2019; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2019; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2019, was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

PBMares, LLP

Fredericksburg, Virginia
November 25, 2019

THE FRAZER LANIER COMPANY, INCORPORATED

AGREED-UPON PROCEDURES

SEPTEMBER 30, 2019

PBMares[SM]

ASSURANCE, TAX & ADVISORY SERVICES

PBMares

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
The Frazer Lanier Company, Incorporated

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by The Frazer Lanier Company, Incorporated (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended September 30, 2019, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and bank statements, noting no differences.

2. Compared the total revenue amounts of the annual audited Form X-17A-5 Part III for the year ended September 30, 2019, as applicable, with the total revenue amounts reported in Form SIPC-7 for the year ended September 30, 2019, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences. Supporting schedules and working papers include documentation such as quarterly FOCUS reports, reconciliations and SIPC-6 calculation.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences. Supporting schedules and working papers include documentation such as quarterly FOCUS reports, reconciliations and SIPC-6 calculation.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

PBMares, LLP

Fredericksburg, Virginia
November 25, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **9/30/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20267 FINRA SEP
THE FRAZER LANIER COMPANY
PO BOX 5190
MONTGOMERY AL 36103-5190

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Susan Waldrop 334-265-8483

2. A. General Assessment (item 2e from page 2) $ 9,782.22
   B. Less payment made with SIPC-6 filed (exclude interest) (4,838.58)
      04/25/2019
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 4,943.64
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 4,943.64
   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
      Total (must be same as F above) $ 4,943.64
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Frazer Lanier Company, Incorporated
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

10/30/2019
(Title)

Dated the 30th day of October, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **10/1/2018** and ending **9/30/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,563,748
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	42,267
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	42,267
Total deductions	
2d. SIPC Net Operating Revenues	$ 6,521,481
2e. General Assessment @ .0015	$ 9,782.22 (to page 1, line 2.A.)